Exhibit 99.1

Opera Reports Both Revenue and Adjusted EBITDA Above Guidance in its Second Quarter 2023 Results

10th consecutive quarter of 20+% revenue growth, exceeding the high end of previously issued guidance on both revenue and adjusted EBITDA

Q2 revenue grew 21% year-over-year, with an adjusted EBITDA margin of 22%

Company released Opera One, the latest version of Opera’s flagship browser, incorporating new functionality and a redesigned experience

Opera introduced ‘Aria’, a fully integrated browser AI

Company announced a recurring semi-annual dividend of $0.40 per ADS ($0.80 annualized)

Company raises both revenue and adjusted EBITDA guidance for 2023

OSLO, Norway, August 24, 2023 /PRNewswire/ – Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, announced its unaudited financial results for the quarter ended June 30, 2023.

Second Quarter and first half 2023 Financial Highlights (in thousands, except percentages and per share amounts, unaudited)

	Three Months Ended June 30,		Year-over-year	Six Months Ended June 30,		Year-over-year
	2022	2023	% change	2022	2023	% change
Revenue	$77,834	$94,134	21%	$149,417	$181,185	21%

Net income (loss)	$(5,836)	$13,537	NM	$(15,271)	$29,015	NM
Margin	(7.5)%	14.4%		(10.2)%	16.0%

Adjusted EBITDA (1)	$16,569	$20,466	24%	$23,918	$42,204	76%
Margin	21.3%	21.7%		16.0%	23.3%

Diluted earnings per ADS (2)	$(0.05)	$0.15	NM	$(0.13)	$0.32	NM

Free cash flow from operations (1)	$(3,974)	$13,216	NM	$7,536	$36,533	385%
______
(1) See "Non-IFRS Financial Measures" and "Reconciliations of Non-IFRS Financial Measures" sections below for explanations and reconciliations of non-IFRS financial measures.
(2) Opera Limited has American depositary shares (ADSs) listed on the Nasdaq Global Select Market, each representing two ordinary shares in the company.

“The second quarter of 2023 was our 10th consecutive quarter of revenue growth in excess of 20%, fueled by our strong product lineup and continued scaling among high-value users. Revenue outperformance and ongoing cost discipline translated into profits also exceeding our expectations,” said co-CEO Lin Song.

“During the quarter we were able to deliver several product updates that point to continued innovation and our ability to quickly iterate. We were able to roll out an entirely new generation of our flagship desktop browser, Opera One, and introduce the world to ‘Aria’, our unique AI chat bot that is currently available to users of Opera for Android, Opera for iOS, and Opera One. As anticipated, Aria users are displaying increased engagement with the Opera browser, and we remain very excited about the continuation of this roll-out across our user base,” continued Mr. Song.

“In particular, the much anticipated roll-out of Aria to Opera GX is scheduled for the third quarter of 2023. While still early days, we believe that the increased engagement we are already seeing will become an additional driver in our ability to grow monetization as more and more of our users upgrade to newer versions of our browsers and take advantage of this integrated service,” finished Mr. Song.

Second Quarter and Recent Business Highlights

●

Advertising revenue grew 25% year-over-year, and now constitutes 57% of total revenue. This revenue category was driven by Opera Ads, which continues to exceed expectations, and ongoing monetization growth for mobile and GX browsers.

●	Search revenue grew 15% year-over-year. The growth in search revenue continues to be driven by our focus on users with the highest monetization potential in western markets.
●

Opera had 316 million monthly active users (MAUs) in the second quarter of 2023, down slightly versus the first quarter following our continued strategy of focusing on higher monetizing users. The user base in Western Europe and North America accounted for 15% of our total footprint.

●	In the second quarter of 2023, annualized ARPU was $1.17, an increase of 25% versus the second quarter of 2022.
●	The Opera GX gaming browser had 23.7 million monthly active users across PC and mobile in the quarter, up 9% from 21.7 million in the first quarter.
●	Opera One, our new flagship browser was made available to all desktop users.
●	Aria, Opera’s AI chat bot, was added to Opera One and Opera for Android during the quarter and is now also available on Opera for iOS.
●	In June 2023, Opera announced an ongoing dividend of $0.80 per ADS per annum to be paid semi-annually. The first record date was in June, with payment in July.
●

At the end of the second quarter, our cash position was $98 million, up $13 million relative to our cash position of $85 million at the start of the quarter. In addition to our cash balance, we have a combined $196 million of assets held for sale and receivables on our balance sheet, reflecting our 9.5% stake in OPay and remaining receivables from the sale of Star X in 2022.

Business Outlook

“The second quarter of 2023 continued the trend of revenue and EBITDA exceeding guidance, and as a result we are once again raising our full year guidance,” said Frode Jacobsen, CFO.

“Furthermore, our healthy cash flow and strong balance sheet enabled us to become a recurring dividend payer in the quarter, a milestone I am incredibly proud of,” concluded Mr. Jacobsen.

For the full year of 2023, Opera is raising the previously issued guidance of revenue to be $380 million to $390 million, up from $373 million to 390 million. We guide adjusted EBITDA to be between $80 million and $84 million, or a 21% margin at the midpoints, up from $77 million to $83 million.

For the third quarter of 2023, Opera expects revenue of $97 million to $100 million, representing 15% year-over-year growth at the midpoint. Adjusted EBITDA is expected to be between $18.5 million and $20.5 million, representing a 20% margin at the midpoint.

Second Quarter 2023 Financial Results

All comparisons in this section are relative to the second quarter of 2022 unless otherwise stated.

Revenue increased by 21% to $94.1 million.

●	Advertising revenue increased by 25% to $53.8 million.
●	Search revenue increased by 15% to $38.9 million.
●	Technology licensing and other revenue was $1.5 million.

Operating expenses increased by 22% to $81.7 million.

●	Combined technology and platform fees, content cost and cost of inventory sold were $22.6 million, or 24% of revenue.
●

Personnel expenses, including share-based remuneration, were $21.4 million. This expense consists of cash-based compensation expense of $16.7 million, a 5% decrease year-over-year, and share-based remuneration expense of $4.6 million. Share-based remuneration includes grants made by Opera’s majority shareholder, which represents an expense in the P&L even though Opera has no obligation in connection with these grants, and they do not represent dilution for Opera’s shareholders.

●	Marketing and distribution expenses were $27.0 million, an increase of 7%.
●	Depreciation and amortization expenses were $3.4 million, a 2% decrease.
●	All other operating expenses were $7.4 million, a 5% increase.

Operating profit was $12.5 million, a 13% margin, compared to an operating profit of $11.2 million and a margin of 14% in the second quarter of 2022.

Net finance income was $2.2 million, inclusive of interest income on bank deposits and time-value changes of our Star X receivable, compared to a net finance expense of $13.3 million in the second quarter of 2022.

Income tax expense was $1.1 million, compared to $3.7 million in the second quarter of 2022.

Net income was $13.5 million, an 14% margin. This compared to a net loss of $5.8 million in the second quarter of 2022.

Basic earnings per ADS was $0.15 in the second quarter of 2023, compared to a net loss per ADS of $0.05 in the second quarter of 2022. In the second quarter of 2023, the weighted average number of ordinary shares outstanding was 179.8 million, corresponding to 89.9 million ADSs.

Adjusted EBITDA was $20.5 million, representing a 22% margin, compared to adjusted EBITDA of $16.6 million in the second quarter of 2022.

Free cash flow from operations was $13.2 million, compared to a net cash outflow of $4.0 million in the second quarter of 2022.

We have posted Opera’s unaudited financial results by quarter since 2019 at https://investor.opera.com/financial-information/quarterly-results.

Conference Call

Opera’s management will host a conference call to discuss the second quarter 2023 financial results on Thursday, August 24th at 8:00 am Eastern Time (EDT). Listeners may access the call by dialing the following numbers:

United States: +1 800-895-3361

China: +10-800-714-1507 or +10-800-140-1382

Hong Kong: +80-090-1494

Norway: +47 80-01-3780

United Kingdom: +44 0-808-101-1183

International: +1 785-424-1062

Confirmation Code: OPRAQ223

A live webcast of the conference call will be posted at https://investor.opera.com.

We will be tweeting highlights from our prepared remarks. Please follow along on Twitter/X, @InvestorOpera.

Non-IFRS Financial Measures

We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, net income (loss), operating profit (loss), and other financial measures under IFRS, we use adjusted EBITDA and free cash flow from operations, which are described below, to evaluate our business. We use these non-IFRS financial measures for financial and operational decision-making and as means to evaluate period-to-period comparisons. While these non-IFRS financial measures should not be considered substitutes for, or superior to, the financial information prepared and presented in accordance with IFRS, we believe that these measures provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of recurring core business operating results.

We believe these non-IFRS financial measures are useful to investors both because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and because they are used by our institutional investors and the analyst community to help them analyze the health of our business. Accordingly, we believe that these non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our calculation of these non-IFRS financial measures may differ from similarly-titled non-IFRS measures, if any, reported by our peers.

We define adjusted EBITDA as net income (loss) excluding (i) profit (loss) from discontinued operations, (ii) income tax (expense) benefit, (iii) net finance income (expense), (iv) share of net income (loss) of equity-accounted investees, (v) impairment of equity-accounted investees, (vi) fair value gain (loss) on investments, (vii) depreciation and amortization, (viii) impairment of non-financial assets, (ix) share-based remuneration, including related social security costs, (x) non-recurring expenses, and (xi) other operating income.

We define free cash flow from operations as net cash flows from (used in) operating activities less (i) purchases of fixed and intangible assets, (ii) development expenditure and (iii) payment of lease liabilities.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “intend,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of the conflict in Ukraine and related economic sanctions, as well as resulting changes in consumer behaviors; the outcome of regulatory processes or litigation; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company’s expectations regarding demand for and market acceptance of its brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which the Company has business. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a web innovator building on more than 25 years of innovation that started with the Opera web browser. While Opera is leveraging its brand and engaged user base in order to grow and develop new products and services for people who seek a better internet experience, Opera's PC and mobile web browsers, content discovery platform Opera News, and apps dedicated to gaming, Web3 and e-commerce are already the trusted choices of hundreds of millions of active and engaged users. Opera is headquartered in Oslo, Norway, and listed on the Nasdaq Global Select Market under the ticker symbol “OPRA”. Download and access Opera's products and services from www.opera.com.

Learn more about Opera at https://investor.opera.com or on X, formerly Twitter, @InvestorOpera.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com

Opera Limited
Consolidated Statement of Operations
(In thousands, except number of shares which are reflected in millions and per share amounts, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2023	2022	2023
Revenue	$77,834	$94,134	$149,417	$181,185
Other operating income	70	51	242	180
Operating expenses:
Technology and platform fees	(1,064)	(1,114)	(2,284)	(1,956)
Content cost	(1,059)	(1,094)	(2,103)	(1,983)
Cost of inventory sold	(9,719)	(20,357)	(15,504)	(35,523)
Personnel expenses including share-based remuneration	(19,071)	(21,370)	(35,499)	(41,423)
Marketing and distribution expenses	(25,285)	(26,996)	(59,424)	(51,393)
Credit loss expense	(67)	(47)	(111)	(2,446)
Depreciation and amortization	(3,421)	(3,356)	(7,011)	(6,735)
Non-recurring expenses	(500)	-	(1,208)	-
Other operating expenses	(6,477)	(7,315)	(13,933)	(13,422)
Total operating expenses	(66,664)	(81,650)	(137,077)	(154,880)
Operating profit (loss)	11,240	12,535	12,582	26,485
Share of net loss of equity-accounted investees	-	-	(6)	-
Net finance income (expense):
Finance income	2,282	1,361	2,437	6,723
Finance expense	(15,341)	(80)	(25,288)	(453)
Net foreign exchange gain (loss)	(276)	869	(648)	676
Net finance income (expense)	(13,334)	2,150	(23,498)	6,946
Profit (loss) before income taxes	(2,094)	14,684	(10,922)	33,431
Income tax (expense) benefit	(3,742)	(1,148)	(4,350)	(4,416)
Net income (loss) attributable to owners of the parent	$(5,836)	$13,537	$(15,271)	$29,015

Weighted-average number of shares outstanding:
Basic, ADS equivalent	114.75	89.90	115.28	89.84
Diluted, ADS equivalent	114.75	91.31	115.28	91.20
Basic, ordinary shares	229.50	179.79	230.56	179.68
Diluted, ordinary shares	229.50	182.63	230.56	182.41

Earnings per ADS and per ordinary share:
Basic earnings per ADS	$(0.05)	$0.15	$(0.13)	$0.32
Diluted earnings per ADS	$(0.05)	$0.15	$(0.13)	$0.32
Basic earnings per ordinary share	$(0.03)	$0.08	$(0.07)	$0.16
Diluted earnings per ordinary share	$(0.03)	$0.07	$(0.07)	$0.16

Opera Limited
Consolidated Statement of Comprehensive Income
(In thousands, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2023	2022	2023
Net income (loss)	$(5,836)	$13,537	$(15,271)	$29,015
Other comprehensive income (loss):
Items that may be reclassified to the statement of operations in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(2,073)	(1,219)	(2,841)	(1,167)
Reclassification of share of other comprehensive income (loss) of equity-accounted investees	-	-	708	-
Other comprehensive income (loss)	(2,073)	(1,219)	(2,133)	(1,167)
Total comprehensive income (loss) attributable to owners of the parent	$(7,908)	$12,318	$(17,403)	$27,848

Opera Limited
Consolidated Statement of Financial Position
(In thousands, unaudited)

	As of December 31,	As of June 30,
	2022	2023
Assets:
Property and equipment	$14,623	$13,852
Intangible assets	99,983	98,781
Goodwill	429,445	429,836
Non-current receivables from sale of investments	76,305	7,545
Non-current investments and financial assets	2,643	2,589
Deferred tax assets	1,473	1,393
Total non-current assets	624,473	553,997

Trade receivables	57,923	55,270
Current receivables from sale of investments	56,347	24,545
Other current receivables	17,247	4,869
Prepayments	3,932	8,245
Marketable securities	66,250	-
Cash and cash equivalents	52,414	98,155
Total cash, cash equivalents, and marketable securities	118,664	98,155
Assets held for sale	86,100	163,462
Total current assets	340,213	354,546
Total assets	$964,686	$908,543

Equity:
Share capital	$18	$18
Other paid in capital	824,832	824,832
Treasury shares	(206,514)	(208,584)
Retained earnings	273,262	204,780
Foreign currency translation reserve	(3,385)	(4,553)
Total equity attributable to owners of the parent	888,213	816,493

Liabilities:
Non-current lease liabilities and other loans	4,723	5,273
Deferred tax liabilities	7,352	4,207
Other non-current liabilities	68	59
Total non-current liabilities	12,143	9,539

Trade and other payables	46,937	47,242
Deferred revenue	995	4,845
Dividends payable	-	10,832
Current lease liabilities and other loans	3,112	2,787
Income tax payable	1,133	6,228
Other current liabilities	12,152	10,578
Total current liabilities	64,330	82,511
Total liabilities	76,472	92,050
Total equity and liabilities	$964,686	$908,543

Opera Limited
Consolidated Statement of Changes in Equity
(In thousands, except number of shares, unaudited)

For the six months ended June 30, 2022:

	Number of shares outstanding		Equity attributable to owners of the parent
	Ordinary shares	ADS equivalent	Share capital	Other paid in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity
As of January 1, 2022	230,291,732	115,145,866	$24	$824,832	$(60,453)	$249,155	$(520)	$1,013,039
Net income (loss)	-	-	-	-	-	(15,271)	-	(15,271)
Other comprehensive income (loss)	-	-	-	-	-	-	(2,133)	(2,133)
Share-based remuneration	-	-	-	-	-	3,487	-	3,487
Issuance of shares upon exercise of RSUs and options	1,597,500	798,750	-	-	-	-	-	-
Acquisition of treasury shares	(3,649,220)	(1,824,610)	-	-	(9,868)	-	-	(9,868)
As of June 30, 2022	228,240,012	114,120,006	$24	$824,832	$(70,321)	$237,371	$(2,653)	$989,254

For the six months ended June 30, 2023:

	Number of shares outstanding		Equity attributable to owners of the parent
	Ordinary shares	ADS equivalent	Share capital	Other paid in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity
As of January 1, 2023	178,430,242	89,215,121	$18	$824,832	$(206,514)	$273,263	$(3,385)	$888,213
Net income (loss)	-	-	-	-	-	29,015	-	29,015
Other comprehensive income (loss)	-	-	-	-	-	-	(1,167)	(1,167)
Share-based remuneration, net of tax	-	-	-	-	-	9,724	-	9,724
Issuance of shares upon exercise of RSUs and options	2,137,018	1,068,509	-	-	394	-	-	394
Dividends	-	-	-	-	-	(107,222)	-	(107,222)
Acquisition of treasury shares	(740,324)	(370,162)	-	-	(2,464)	-	-	(2,464)
As of June 30, 2023	179,826,936	89,913,468	$18	$824,832	$(208,584)	$204,780	$(4,553)	$816,493

Opera Limited
Consolidated Statement of Cash Flows
(In thousands, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2023	2022	2023
Cash flows from operating activities:
Profit (loss) before income taxes	$(2,094)	$14,684	$(10,922)	$33,431
Adjustments to reconcile profit (loss) before income taxes to net cash flow:
Share-based payment expense	1,520	3,741	3,487	7,174
Depreciation and amortization	3,421	3,356	7,011	6,735
Share of net loss of equity-accounted investees	-	-	6	-
Net finance (income) expense	13,334	(2,150)	23,498	(6,946)
Other adjustments	(265)	543	(747)	209
Changes in working capital:
Change in trade and other receivables	(6,029)	(3,955)	(5,318)	2,385
Change in prepayments	41	(404)	550	(414)
Change in inventories	(113)	103	(699)	(349)
Change in trade and other payables	(9,164)	4,381	374	305
Change in deferred revenue	(727)	(2,126)	776	3,850
Change in other liabilities	2,176	744	(3,158)	(1,584)
Income taxes (paid) received	(477)	(3,397)	230	(3,552)
Net cash flow from (used in) operating activities	1,624	15,517	15,088	41,244
Cash flows from investing activities:
Purchase of equipment	(2,477)	(219)	(2,593)	(537)
Development expenditure	(2,081)	(1,048)	(2,923)	(2,114)
Proceeds from sale of shares in former associates	32,879	-	32,879	-
Net sale (purchase) of listed equity instruments	247	-	7,044	23,414
Interest income received	31	879	33	1,433
Net cash flow from (used in) investing activities	28,600	(389)	34,441	22,194
Cash flows from financing activities:
Acquisition of treasury shares	(6,823)	-	(9,868)	(2,464)
Proceeds from exercise of share options	-	394	-	394
Dividends paid	-	-	-	(12,273)
Interests on loans and borrowings	(34)	(80)	(103)	(151)
Repayment of loans and borrowings	(96)	(86)	(184)	(158)
Payment of lease liabilities	(1,040)	(1,034)	(2,036)	(2,059)
Net cash flow from (used in) financing activities	(7,992)	(806)	(12,192)	(16,711)
Net change in cash and cash equivalents	22,231	14,323	37,338	46,728
Cash and cash equivalents at beginning of period	117,786	84,842	102,876	52,414
Effect of exchange rate changes on cash and cash equivalents	(616)	(1,010)	(815)	(987)
Cash and cash equivalents at end of period	$139,400	$98,155	$139,400	$98,155

Opera Limited
Supplemental Financial Information
(In thousands, unaudited)

Revenue

The table below specifies the amounts of the different types of revenue:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2023	2022	2023
Advertising	$43,085	$53,828	$81,535	$102,347
Search	33,734	38,856	65,760	76,644
Technology licensing and other revenue	1,016	1,450	2,122	2,194
Total revenue	$77,834	$94,134	$149,417	$181,185

Personnel Expenses Including Share-based Remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2023	2022	2023
Personnel expenses, excluding share-based remuneration	$17,593	$16,744	$32,140	$32,260
Share-based remuneration, including related social security costs (1)	1,477	4,626	3,359	9,163
Total personnel expenses including share-based remuneration	$19,071	$21,370	$35,499	$41,423

(1) Kunlun, the ultimate parent of Opera, has granted options to employees of Opera as compensation for services these employees provide to Opera. Opera does not have any obligation to settle the awards granted by Kunlun and such grants do not lead to dilution for Opera’s shareholders. In the second quarter of 2023, Opera recognized $2.1 million as share-based remuneration expense related to these awards. For the six months ended June 30, 2023, the expensed amount was $2.7 million. In the comparative periods of 2022, Opera did not recognize any expense related to the Kunlun awards.

Other Operating Expenses

The table below specifies the nature of other operating expenses:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2023	2022	2023
Hosting	$2,288	$2,548	$4,526	$5,032
Audit, legal and other advisory services	1,489	1,994	4,491	3,237
Software license fees	494	914	964	1,467
Rent and other office expenses	1,008	607	1,891	1,226
Travel	422	442	572	870
Other	776	809	1,490	1,589
Total other operating expenses	$6,477	$7,315	$13,933	$13,422

Opera Limited
Reconciliations of Non-IFRS Financial Measures
(In thousands, unaudited)

The table below reconciles net income (loss) to adjusted EBITDA:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2023	2022	2023
Net income (loss)	$(5,836)	$13,537	$(15,271)	$29,015
Add (deduct):
Income tax expense (benefit)	3,742	1,148	4,350	4,416
Net finance expense (income)	13,334	(2,150)	23,498	(6,946)
Share of net loss of equity-accounted investees	-	-	6	-
Depreciation and amortization	3,421	3,356	7,011	6,735
Share-based remuneration, including related social security costs	1,477	4,626	3,359	9,163
Non-recurring expenses	500	-	1,208	-
Other operating income	(70)	(51)	(242)	(180)
Adjusted EBITDA	$16,569	$20,466	$23,918	$42,204

The table below reconciles net cash flow from operating activities to free cash flow from operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2023	2022	2023
Net cash flow from operating activities	$1,624	$15,517	$15,088	$41,244
Deduct:
Purchase of equipment	(2,477)	(219)	(2,593)	(537)
Development expenditure	(2,081)	(1,048)	(2,923)	(2,114)
Payment of lease liabilities	(1,040)	(1,034)	(2,036)	(2,059)
Free cash flow from operations	$(3,974)	$13,216	$7,536	$36,533